Joseph P. Galda

Direct Dial: (610) 458-6181

Email Address: jgalda@foxrothschild.com

March 28, 2012

Tetyana Aldave, Esq.

Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:	Radiant Logistics, Inc.- Registration Statement on Form S-3 Commission File No. 333-179868

Dear Ms. Aldave:

We are in receipt of your correspondence dated March 23, 2012 (the “SEC Comment Letter”) offering comments to the Registration Statement on Form S-3 of Radiant Logistics, Inc. (the “Registrant”), submitted to the SEC on March 2, 2012 (the “Registration Statement”).

We offer this correspondence in response to Item No. 1 of the SEC Comment Letter, as we believe a supplemental response provides a more efficient manner in which the Staff and the Registrant can address any of their concerns, without the need to burden the Staff with Registration Statement amendments.

Comment No. 1:

Please revise throughout the prospectus to include the number of shares registered for resale and include the list of selling shareholders in the Selling Stockholders section. We note that you may not omit this information under Rule 430B(b) because you are not eligible to register resale of your securities in reliance on Instruction I.B.1 of Form S-3. We also note that your registration fee should be based on Rule 457(a) as opposed to Rule 457(o). Please advise or revise accordingly.

Tetyana (Tonya) Aldave

 March 28, 2012

Registrant response:

General Instruction I.B.1 does not appear to permit inclusion of selling securityholders in the Registration Statement because the aggregate market value of the Registrant’s common equity held by non-affiliates does not exceed $75 million. However, since the common stock of the Registrant is listed on a national securities exchange (the NYSE-AMEX), General Instruction I.B.3 does permit the use of Form S-3 for resales of common stock of the Registrant by such selling securityholders.

Under Rule 430B(b)(2), the identity of selling securityholders may be omitted from a base prospectus on Form S-3 if all of the following conditions are satisfied:

(i) The initial offering transaction of the securities (or securities convertible into such securities) the resale of which are being registered on behalf of each of the selling security holders, was completed;

(ii) The securities (or securities convertible into such securities) were issued and outstanding prior to the original date of filing the registration statement covering the resale of the securities;

(iii) The registration statement refers to any unnamed selling security holders in a generic manner by identifying the initial offering transaction in which the securities were sold; and

(iv) The issuer is not and during the past three years neither the issuer nor any of its predecessors was:

(A) A blank check company as defined in Rule 419(a)(2);

(B) A shell company, other than a business combination related shell company, each as defined in Rule 405; or

(C) An issuer in an offering of penny stock as defined in Rule 3a51–1 of the Securities Exchange Act of 1934.

It is respectfully submitted that all of these conditions are satisfied here. Accordingly, we believe the Registration Statement satisfies Rule 430B(b)(2) and accordingly the selling securityholder information may be omitted from the base prospectus in the Registration Statement.

Tetyana (Tonya) Aldave

 March 28, 2012

We do propose to amend the forepart of the Registration Statement and the cover page of the prospectus to separately identify and quantify the maximum value of the Common Stock being registered for resale. Revised pages reflecting these proposed amendments will be provided to you on a supplemental basis, and, if acceptable, will be incorporated within Amendment No. 1 to the Registration Statement and submitted as promptly as possible.

Very truly yours,

 /s/ Joseph P. Galda